UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14A

(RULE 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No.      )

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒

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☒ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

QUALSTAR CORPORATION
(Name of Registrant as Specified in Its Charter)

BKF Capital Group, Inc.
Steven N. Bronson
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY – SUBJECT TO COMPLETION
SPECIAL MEETING OF SHAREHOLDERS OF
QUALSTAR CORPORATION
JUNE 20, 2012

PROXY STATEMENT OF  BKF CAPITAL GROUP, INC.

[__], 2012

Dear Fellow Qualstar Shareholder:

BKF Capital Group, Inc., together with its principal shareholder Steven N. Bronson, is the beneficial owner of an aggregate of 2,292,220 shares of Qualstar Corporation’s common stock, no par value, which represents approximately 18.7 % of the Company’s outstanding shares. On April 30, 2012, we requested that the Company call a special meeting of shareholders for the purpose of replacing the current Board. On May 18 , 2012, the Company announced that, in response to our request, it was calling a Special Meeting of shareholders to be held on Wednesday, June 20, 2012.

We are seeking your support at the Special Meeting to remove the Company’s five incumbent Board members (not including William Gervais, who has resigned as a director and officer of the Company effective June 15, 2012), to fix the Board of Directors at five members and to elect the five persons that we have nominated. In our view, Qualstar’s current Board has not taken the steps necessary to preserve and enhance shareholder value. We say this because the price of Qualstar’s shares is 66% lower today than it was ten years ago, on a dividend adjusted basis, and the Company has lost money every year since 2004.  In our view, the Board should long ago either have fixed or disposed of its unprofitable Tape Library business, and should have focused its resources and attention on its profitable Power Supply business.  We also believe that the Company has substantial excess cash which should have been distributed to shareholders.

BKF believes that its Nominees possess the financial, managerial, operational, and industry experience necessary to work as a Board of Directors towards enhancing shareholder value.  We believe our Nominees will bring to the Company’s Board significant experience in implementing operational improvements, growing sales and analyzing operations and strategy. As a major shareholder, BKF shares the interests of all Qualstar shareholders in increasing shareholder value.

We ask you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today. The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the Company’s shareholders on or about [__], 2012.

Your vote is extremely important. We urge you NOT to sign the white proxy card that may be sent to you by Qualstar. Whether or not you plan to attend the Special Meeting, we request that you submit a proxy voting “FOR” all of the proposals described in this proxy statement. If you are a record holder, you may vote by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided.  Otherwise, you must follow the enclosed instructions of your broker or other custodian on how to vote.

If you have any questions or require any assistance with your vote, please contact Phoenix Advisory Partners, which is assisting us as proxy solicitor, at their address and toll-free numbers listed below.

We look forward to honest, open and transparent dialogue with our fellow shareholders as BKF attempts to create permanent shareholder value. Thank you for your support,

Greg S. Heller
Senior Vice President, BKF Capital Group, Inc.

If you have any questions, require assistance in voting your shares, or need additional copies of BKF’s Proxy Statement, please contact—

PHOENIX ADVISORY PARTNERS
110 WALL STREET
27TH FLOOR
NEW YORK, NY 10005

CALL TOLL FREE: (877) 478-5038
BANKS AND BROKERS CALL COLLECT: (212) 493-3910

SPECIAL MEETING OF SHAREHOLDERS OF
QUALSTAR CORPORATION
JUNE 20, 2012

PROXY STATEMENT OF BKF CAPITAL GROUP, INC.

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

BKF Capital Group, Inc., together with its principal shareholder Steven N. Bronson, is the beneficial owner of an aggregate of 2,292,220 common stock, no par value per share, of Qualstar Corporation, a California corporation, representing approximately 18.7 % of the outstanding shares of common stock the Company.

We are seeking your support for the election of BKF’s five Nominees named in this Proxy Statement to the board of directors of Qualstar and certain other matters set forth below at a Special Meeting of shareholders of the Company to be held at the Company’s headquarters located at 3990-B Heritage Oak Court, Simi Valley, California 93063 , at  10:00 a.m. PDT on Wednesday, June 20, 2012. This proxy statement and the enclosed GOLD proxy card are first being furnished to the Company’s shareholders on or about [__], 2012.

We are soliciting proxies for the following purposes:

●
To remove the Company’s five current directors (not including William Gervais, who has resigned as a director and officer of the Company effective June 15, 2012) and any other person serving as director of the Company at the time of the Special Meeting.

●	In accordance with the Company’s bylaws, to fix the size of the Board at five members, until changed in accordance with the bylaws.

●	To elect our five Nominees to the Board.

BKF and Mr. Bronson intend to vote all of their shares of common stock in favor of the BKF Nominees and the other proposals set forth in this Proxy Statement.

The Company has set the record date for determining shareholders entitled to notice of and to vote at the Special Meeting as May 23 , 2012. Shareholders of record at the close of business on the record date will be entitled to vote at the Special Meeting. According to the Company’s proxy statement for its 2012 annual meeting, as of February 10, 2012, the record date for that meeting, there were 12,253,117 Qualstar shares issued and outstanding and entitled to vote at the Special Meeting.

THIS SOLICITATION IS BEING MADE BY BKF AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF QUALSTAR. BKF IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE SPECIAL MEETING OTHER THAN THE PROPOSALS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS WHICH THE PARTICIPANTS ARE NOT AWARE OF BE BROUGHT BEFORE THE SPECIAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

BKF URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES AND THE OTHER PROPOSALS SET FORTH IN THIS PROXY STATEMENT.

IMPORTANT

Your vote is important, no matter how many or how few shares of common stock you own. We urge you to sign, date and return the enclosed GOLD proxy card today to vote FOR the election of the BKF Nominees and the other proposals set forth in this Proxy Statement.

●
If your Qualstar shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to BKF Capital Group, Inc., c/o Phoenix Advisory Partners, in the enclosed envelope today.

●
If your Qualstar shares are held in a brokerage account or by a bank or other custodian, you are considered the beneficial owner of the Qualstar shares, and these proxy materials, together with a voting form, are being forwarded to you by your broker, bank or other custodian. As a beneficial owner, you must instruct your broker, bank or other custodian how to vote. Your broker, bank or other custodian cannot vote your Qualstar shares on your behalf without your instructions.

●
Depending upon your broker, bank or other custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will presumptively count, we urge you NOT to return any white proxy card you receive from the Company. Even if you return the white management proxy card marked “withhold” as a protest against the incumbent directors, it could revoke any proxy card you may have previously sent to BKF. Remember, you can vote for our Nominees only on our GOLD proxy card. So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions, require assistance in voting your shares, or need additional copies of BKF’s Proxy Statement, please contact—

PHOENIX ADVISORY PARTNERS

110 WALL STREET
27TH FLOOR
NEW YORK, NY 10005

CALL TOLL FREE: (877) 478-5038
BANKS AND BROKERS CALL COLLECT: (212) 493-3910

IMPORTANT NOTICE REGARDING THE AVAILABILITY
OF PROXY MATERIALS FOR THE SPECIAL
MEETING OF SHAREHOLDERS TO BE HELD
ON JUNE 20, 2012:

This proxy statement and proxy card is available to shareholders at www.bkfcapital.com

BACKGROUND TO THE SOLICITATION

●
We made our first investment in the Qualstar shares in October 2010, and on December 17, 2010, BKF acquired 1,500,000 Qualstar shares in a privately negotiated transaction with one of the Company’s co-founders. Since that time, we have continued to acquire shares on the open market from time to time.

●
On February 15, 2012, we sent a letter to Qualstar’s current Board, in which we expressed our disappointment with the Company’s performance. We also suggested three actions that we thought the board should consider to maximize shareholder value, indicated our willingness to engage in discussions with the Board and invited the Board engage us in a dialogue on the merits of our proposals. The three actions we suggested were to divest the unprofitable Tape Library business; distribute excess cash from the sale of marketable securities to shareholders; and focus Qualstar's resources on the generally profitable Power Supply business.

●
On February 24, 2012, the Company responded with a brief note. The Company thanked us for our observations and suggestions, indicated the Board would carefully consider them, but did not offer to engage in substantive dialog.

●
On February 28, 2012, we released an open letter to Qualstar shareholders urging them to withhold their votes for the incumbent directors at the Annual Shareholders Meeting to be held on March 21, 2012.  In our letter, we said that this would send a strong message to the Board that the status quo was unacceptable. In the letter we also stated that, at the time, we were not seeking to effect a change of control of the Company.

●
On March 27, 2012, the Company issued a press release announcing that William J. Gervais, Chief Executive Officer, President and a member of the Board of Directors, had notified the Board of Directors, on March 21, 2012, that he would retire from the Company, and resign as a director and officer, effective as of June 15, 2012.

●
The press release also reported the voting results for the 2012 Annual Shareholders Meeting. While all six members of the Board were re-elected, three members, Stanley W. Corker, Robert A. Meyer and Robert E. Rich, failed to receive a majority of the votes.

●
On April 30, 2012, we sent a letter to the Company as a holder of more than 10% of the Qualstar shares, in accordance with the Company’s bylaws and California corporation law, demanding that the Company convene a special shareholders meeting on June 20, 2012 for the purposes set forth in this Proxy Statement.

●
In that letter, we said that we were very concerned with the retirement of Mr. Gervais, the Company’s co-founder and largest shareholder, because the remaining members of the Board had little or no equity interest in the Company, and did not have confidence in the Board’s selecting a successor CEO.

●
On May 9, the Company announced that its Board had appointed Lawrence D. Firestone to the position of CEO to succeed Mr. Gervais.  Mr. Firestone is one of the existing directors of the Company whom BKF is seeking to replace.

●
Subsequent to BKF’s demand for the Special Meeting, representatives of BKF have had conversations with Company representatives concerning the Special Meeting. The parties discussed a consensual delay in convening the Special Meeting and interim standstill arrangements.  The parties did not reach any agreement on these matters.

FREQUENTLY ASKED QUESTIONS ABOUT
BKF AND THIS SOLICITATION

Who is BKF Capital Group? BKF Capital Group, Inc., founded in 1954, is a publicly traded company focused on value investment opportunities primarily in the small-cap and middle market sectors. Steven N. Bronson beneficially owns approximately 48.3% of the issued and outstanding shares of BKF.  With its ownership together with Mr. Bronson of approximately 18.7 % of the Company’s outstanding shares, BKF is the Company’s largest institutional holder and the largest holder after Mr. Gervais, the Company’s co-founder and retiring chief executive officer.

Why is BFK seeking to replace Qualstar’s current Board?  BKF believes that Qualstar’s shares are undervalued.  The share price for the Company’s common stock on May 16, 2012 was $1.97, approximately 14% below the book value of the shares of $2.30 at December 31, 2011, based on the Company’s Quarterly Report on Form 10-Q for the quarter then ended. The share price has experienced a ten-year decline of approximately 68% from its share price at the end of April 2002 of $5.75, adjusted for dividends.   Based on the stock performance graph included in the Company’s Annual Report on Form 10-K for the year ended June 30, 2011, Qualstar’s shares have underperformed the NASDAQ Composite Index and the Company’s peer group over the last five years.  We believe that the current Board has not done enough to preserve and enhance shareholder value and that the BKF Nominees have the breadth and depth of experience to formulate a strategy that will maximize value for all Company shareholders.  Also, with the retirement of Mr. Gervais, the Company’s co-founder and largest shareholder, we do not have confidence in the remaining directors, who have a very small equity stake in the Company.

What is the BKF platform?  In addition to the goal of generally enhancing shareholder value, BKF anticipates that, if elected, its Nominees will take the steps suggested to the current Board by BKF in its letter of February 15, 2012, as well as other value enhancing initiatives, subject to the exercise of their fiduciary duties at the time.  These steps include—

●
Thorough evaluation of the Company’s operations, liquidity requirements, manufacturing activity, research and development activity, sales and marketing activity, and selling, general and administrative expenses, with a view to restoring the Company to profitability after years of net losses;

●	Divestiture of the Company’s unprofitable Tape Libraries business, if it cannot be returned to profitability in a reasonable time frame or at all;

●
Distribution to shareholders of excess cash; in this regard, the Company has reported cash and marketable securities of approximately $21.4 million at December 31, 2011 out of total assets of $30.9 million, which BKF believes is considerably in excess of the cash needed by the Company to fund its operations; and

●	Focusing Qualstar’s resources on its generally profitable Power Supply business.

Why does BKF believe that its Nominees are highly qualified to lead the Company? We believe that our Nominees are highly qualified to identify and implement operational strategies and strategic alternatives in order to maximize shareholder value, as demonstrated by their business and professional experience.

●
Steven N. Bronson has over 27 years of investment and business experience. Since October 2008, he has been the Chairman and CEO of BKF, which seeks to generate value opportunities through a creative approach to investing in undervalued companies. Since 1996, Mr. Bronson has been Chairman and CEO of Catalyst Financial, an investment banking firm focused on private and public, emerging growth and middle market companies.  He is also the current Chairman and CEO of Interlink Electronics, Inc., a small-cap publicly traded touch sensor technology company.

●
Edward J. Fred is the Chief Executive Officer and President of CPI Aerostructures, Inc., a publicly-traded aerospace company. In June 2005, Mr. Fred was recognized as the Ernst & Young “Entrepreneur of the Year” in the manufacturing category for the New York Metro region, and in 2009 he was named a national finalist for this award. Additionally, in 2005, CPI was named No. 99 on the Forbes magazine list of “200 Best-Run Small Companies” issue, and No. 47  on the Fortune Small Business issue of “Top 100 Fastest-Growing Small Companies.”

●
Sean M. Leder is currently Chief Executive Officer of The Leder Group, a family office focused on investments in real estate, equities and fixed income. Previously, Mr. Leder was an investment banker at Chase Manhattan Bank, where he worked on mergers and acquisitions, and at Merrill Lynch, where he worked on real estate investment banking.

●
David J. Wolenski is a vice president and a director of Electro-Mechanical Products, Inc., a privately-held company engaged in the manufacture of precision-machined components and thermal management systems for the semiconductor, laser, and medical device industries. Previously, he was Chief Executive Officer of OZO Automation, Inc., a publicly-traded company that produced robotic workstations for the electronics industry, and managed the sale of OZO’s assets to JOT Automation of Olunsalo, Finland.

●
Peter Yu is the founder and Chief Executive Officer of CPA By Choice, which provides interim controllership and CFO services to small and midsized private and public companies and services clients in a variety of industries including telecommunications, manufacturing and real estate.  He is also a founding member of Yu & Fleischer, LLC, a full service CPA firm that provides audit and tax services to small and midsize companies, and the founder of Staffing By Choice, a professional staffing and recruitment firm.  Previously, he was a certified public accountant with the national accounting firm of Grant Thornton LLP.

We believe that the combined management, manufacturing, investment, finance and accounting expertise of the BKF Nominees in the small cap space, together with the substantial equity interest of Mr. Bronson in the Company as the representative of BKF, will give shareholders a Board that is qualified and incentivized to make value maximizing decisions on behalf of shareholders.

Is BKF seeking any disproportionate benefit if its Nominees are elected?  No.  BKF’s interest in value creation for shareholders is fully aligned with all other Qualstar shareholders.  BKF is not seeking any rights or benefits that are different than the rights of all other shareholders of the Company on a proportionate basis.

PROPOSAL NUMBER ONE
REMOVAL OF ALL DIRECTORS

The Company currently has six members on its Board. Pursuant to the California Corporations Code, any or all of the Company’s directors may be removed without cause by the affirmative vote of a majority of the outstanding Qualstar shares of the Company entitled to vote. Mr. Gervais has tendered his resignation effective as of June 15, 2012, so that as the date of the Special Meeting there will be five directors, unless the current Board acts to appoint additional directors.

In this “Proposal Number One”, BKF is asking the Company’s shareholders to vote for the removal of each of the Company’s directors in office at the time of the Special Meeting, including the current directors and any other person appointed or elected as a director prior to the Special Meeting and in office at the time of the Special Meeting, such removal to be effective immediately upon the casting of the shareholder vote.

BKF is proposing to remove the current Board as an entirety.  This is because under Section 303(a) of the California Corporations Code, unless the Board is removed as an entirety, no director can be removed if the votes cast against removal would be sufficient to elect the director if voted cumulatively, and the number of directors authorized at the time of the director's most recent election were then being elected.  Six directors were authorized at the Company’s last annual meeting.  Thus, unless the entire Board is removed, the vote of 14.29% (1/7) of the outstanding shares would be sufficient to defeat removal.

BKF RECOMMENDS THAT YOU VOTE FOR THE REMOVAL OF ALL OF THE DIRECTORS SERVING AT THE TIME OF THE SPECIAL MEETING ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NUMBER TWO
A RESOLUTION TO ESTABLISH
THE SIZE OF THE BOARD OF DIRECTORS AT FIVE MEMBERS

Pursuant to Article III, Section 2 of the Company’s Bylaws, the size of the Board may be fixed by a resolution of shareholders. BKF is seeking approval to fix the number of directors of the Company at five. BKF believes that a board of five directors is appropriate for a public company of Qualstar’s size.

Accordingly, BKF is asking the Company’s shareholders to approve the following resolution:

RESOLVED: That the exact number of authorized directors of the Company shall be fixed at five (5) but the range of authorized directors shall remain unchanged at not less than five (5) nor more than nine (9) directors, until such amounts are changed as provided in Article III, Section 2 of the Bylaws.

BKF RECOMMENDS THAT YOU VOTE FOR THE RESOLUTION TO FIX THE SIZE OF THE BOARD AT FIVE DIRECTORS ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NUMBER THREE
ELECTION OF DIRECTORS

Upon the approval of Proposal Numbers One and Two, above, there will exist five vacancies on the Company’s Board, which  may be filled by the affirmative vote of a majority of the shares represented and voting at the meeting. For the reasons stated above, BKF is seeking your support at the Special Meeting to elect the five BKF Nominees to the Board, as set forth below.

The Nominees

The following information sets forth the name, age, business address, present principal occupation, and material occupations, positions, offices, or employments for the past five years of each of the BKF Nominees. This information has been furnished to BKF by the Nominees. Each of the BKF Nominees is a citizen of the United States.

Nominee:	Age	Business Address

Steven N. Bronson	46	225 N.E. Mizner Park Blvd. Suite 400 Boca Raton, FL 33432

Edward J. Fred	53	91 Heartland Blvd. Edgewood, NY 11717

Sean M. Leder	41	4755 Technology Way, Suite 203 Boca Raton, FL 33431

David J. Wolenski	50	1100 West Louisiana Ave. Denver, CO 80223

Peter Yu	41	7975 NW 154th St. Suite 380 Miami Lakes, FL 33016

Steven N. Bronson.  Mr. Bronson has over 27 years of business and entrepreneurial experience. In the last 21 years, Mr. Bronson has been the founding principal of two brokerage firms, and through his investing and investment banking activity, has taken executive positions in several companies. Mr. Bronson has been Chairman and Chief Executive Officer since October 2008 of BKF, a publicly-traded company seeking to generate value through a creative approach to investing in undervalued companies. In July 2010 he became Chairman and Chief Executive, and in July 2011 he became President of Interlink Electronics, Inc., a global leader in the design of patented Force-Sensing Resistor™ (FSR™) technology and a pioneer in printed electronics. Since 1996, Mr. Bronson has served as the Chairman of Catalyst Financial, an investment banking firm that advises private and public, emerging growth and middle market companies. In addition, Mr. Bronson served as Chairman and Chief Executive Officer of Mikron Infrared Instruments, Inc., from August 1998 to May 1999, which he successfully restructured  and which was later sold. Mr. Bronson’s nearly thirty years of experience with investment banking and operations will bring to the Board strong and effective knowledge of corporate governance, executive management and finance.  In addition, as a representative of BKF, the Company’s largest institutional investor, he will add a strongly focused shareholder perspective to the Board.

Edward J. Fred.  Since 2003, Mr. Fred has been the Chief Executive Officer and President of CPI Aerostructures, Inc., a publicly-held aerospace company listed on the NYSE Amex Stock Exchange. Previously, since 1995, Mr. Fred held various other executive positions at CPI, including Controller, Secretary, Executive Vice President and Chief Financial Officer. In June 2005, Mr. Fred was recognized as the Ernst & Young “Entrepreneur of the Year” in the manufacturing category for the New York Metro region, and in 2009 he was named a national finalist for this award. Additionally, in 2005 CPI was named No. 99 on the Forbes magazine list of “200 Best-Run Small Companies” issue, and No. 47 on the Fortune Small Business issue of “Top 100 Fastest-Growing Small Companies.” Previously, Mr. Fred spent ten years working for the international division of Grumman Aerospace Corporation, eventually becoming its Controller.  Mr. Fred will bring to the Board extensive experience in public company oversight, risk management, strategic initiatives and financing arrangements. In particular, the Board should benefit from Mr. Fred’s entrepreneurial and management background, as it works, after years of losses, to restore the Company to profitability.  Mr. Fred is a director and member of the Compensation Committee of Interlink Electronics, Inc.

Sean M. Leder.  Mr. Leder  has been the Chief Executive Officer of The Leder Group, a family office focused on investments in real estate, equities and fixed income, since 1995. Also, since December 2011, he has served as Manager of Leder Holdings, LLC, a privately-held diversified holding company with investments in equities, fixed income and real estate, and since 1995 has owned and operated Leder Realty & Management, Inc., a property management company. Previously, Mr. Leder was an investment banker at Chase Manhattan Bank, where he worked on mergers and acquisitions, and at Merrill Lynch, where he worked on the real estate investment banking team. Mr. Leder will bring to the Board a strong background in finance, accounting, debt and equity financing, credit analysis and distressed investment. Mr. Leder’s experience with investment and financing should be particularly valuable, as the Board explores strategic alternatives to enhance lagging shareholder value.

David J. Wolenski.  Mr. Wolenski has served since November 2002, as a vice president of Electro-Mechanical Products, Inc., a privately-held company engaged in the manufacture of precision-machined components and thermal management systems for the semiconductor, laser, and medical device industries.  He has been a director of that company since August 2000.  From 1996 to 2000, Mr. Wolenski was Chief Executive Officer of OZO Automation, Inc., a publicly-traded company that produced robotic workstations for the electronics industry, which was sold in 2000 to JOT Automation of Olunsalo, Finland.  From 1983 to 1996, Mr. Wolenski held various management positions with Johns Manville Corporation, a worldwide leader in fiberglass insulations.  Mr. Wolenski will bring to the Company’s Board experience in technology, manufacturing and strategic initiatives. BKF believes that Mr. Wolenski’s experience in the manufacture of sophisticated electronic devices will be particularly important as the Board redirects the primary focus of the Company to its power supply business, as BKF believes it should.

Peter Yu.  Mr. Yu is the Chief Executive Officer of CPA By Choice, a company that he founded in November 2002 and which provides interim controllership and CFO services to small and midsized private and public companies and services clients in a variety of industries including telecommunications, manufacturing and real estate. He has also been a founding member since April 2006 of Yu & Fleischer, LLC, a full service CPA firm that provides audit and tax services to small and midsize companies, and the owner of Staffing By Choice, a professional staffing and recruitment firm which he founded in January 2011. Previously, he was a certified public accountant with the national accounting firm of Grant Thornton LLP.  Mr. Yu will bring to the Company’s Board financial, accounting and executive management expertise. In addition, BKF believes that Mr. Yu is qualified to serve as an audit committee financial expert.

Except for Mr. Bronson, none of BKF’s Nominees currently beneficially owns any Qualstar shares or has engaged in any transactions in securities of the Company in the last two years. As of the date of this Proxy Statement, Mr. Bronson owns 57,700 Qualstar shares, and may be deemed to own the 2,234,520 Qualstar shares owned by BKF, which together represent approximately 18.7 % of the issued and outstanding Qualstar shares. A chart showing the transactions of BKF and Mr. Bronson in the Qualstar shares in the last two years in annexed to this Proxy Statement. Each of the BKF Nominees other than Mr. Bronson disclaims beneficial ownership of the Qualstar shares of the Company that are beneficially owned by BKF.

In 2010, in the normal course of his real estate investment activity, Mr. Leder became the manager of the general partner of Daniels Industrial Condo, Ltd., a Florida limited partnership involved in the development of a certain parcel of Florida real property in which his real estate company had been invested since 2005. This investment suffered during the recent real estate downturn. In 2011, after the company had paid down the majority of an outstanding construction loan, the lender and the equity investors agreed to a settlement of the remaining balance, pursuant to which a receiver was appointed for the real property and the property was sold for the benefit of the lender.

BKF and each of the BKF Nominees has entered into a Nominee Agreement, pursuant to which the Nominee agreed to be nominated by BKF to the Company’s Board, and to serve if elected, and BKF agreed to indemnify each of the BKF Nominees against any and all losses, liabilities, judgments, claims, causes of action, costs and expenses (including fees and disbursements of legal counsel) incurred or suffered by each of them in any way, directly or indirectly, related to or connected with their nomination as a director of the Company. BKF filed a copy of the form of the Nominee Agreement as an exhibit to its Schedule 13D with respect to the Qualstar shares. Other than this, there are no arrangements or understandings between BKF and any of the BKF Nominees or any other person or persons pursuant to which they are being nominated to the BKF Board.

Except as described in the preceding paragraph, none of the BKF Nominees is or has been a party to any contract, arrangements or understandings with any person with respect to any securities of the Company; is or has been a party to any transaction or proposed transaction to which the Company or any of its subsidiaries was or is to be a party; or has any arrangement or understanding with any person with respect to any future employment by the Company or its subsidiaries. None of the BKF Nominees is adverse to Qualstar, or has an adverse interest to Qualstar or any of its subsidiaries, in any pending legal proceeding.

BKF RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE BKF NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

SOLICITATION OF PROXIES

BKF has retained Phoenix Advisory Partners to act as an advisor in connection with this proxy solicitation. In connection with its retention by BKF, Phoenix has agreed to provide consulting and analytical services and solicitation services with respect to banks, brokers, institutional investors and individual shareholders. BKF has agreed to pay Phoenix a fee for its services estimated to be not more than $50,000 and to reimburse Phoenix for its reasonable out-of-pocket expenses. BKF also has agreed to indemnify Phoenix against certain liabilities and expenses in connection with this proxy solicitation, including liabilities under the federal securities laws. Approximately five employees of Phoenix will engage in the solicitation. Proxies may be solicited by mail, advertisement, telephone, facsimile or in person. Solicitations may also be made by persons employed by or affiliated with BKF. However, no such person will receive additional compensation for such solicitation other than Phoenix.

Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the proxy materials to the beneficial owners of the Qualstar shares for which they hold of record and BKF will reimburse them for their reasonable out-of-pocket expenses.

The expenses related directly to this proxy solicitation are expected to aggregate approximately $150,000 and will be borne by BKF. These expenses include fees and expenses for attorneys, proxy solicitors, printing, postage, filing expenses and other costs incidental to the solicitation. Of this estimated amount, approximately $10,000 has been spent to date. The actual costs and expenses could be materially different than the estimated amounts and, in particular, could be substantially higher if for any reason litigation is instituted in connection with the matters related to this Proxy Statement.

The purpose of the proposals in this Proxy Statement is to advance the interests of all the Company’s shareholders. Therefore, BKF believes that its expenses related to this proxy solicitation should be borne by the Company and it intends to seek reimbursement of such expenses from the Company whether or not this proxy solicitation is successful. The question of reimbursement of the expenses of BKF by the Company will not be submitted to a shareholder vote.

If you have any questions about this proxy solicitation or voting your shares or require assistance, please contact:

Phoenix Advisory Partners

110 Wall Street
27th Floor
New York, NY 10005

Toll Free: (877) 478-5038
Banks and Brokers call collect: (212) 493-3910

OTHER MATTERS

This proxy solicitation is being made by BKF and the Nominees and not on behalf of the Board or management of the Company.

BKF is not aware of any matters to be brought before the Special Meeting, except as set forth in this Proxy Statement. Should other matters be brought before the Special Meeting, by having signed and returned the enclosed GOLD proxy card, you will have authorized the persons named as proxies in the enclosed GOLD proxy card to vote on all such matters in their discretion.

The Company’s proxy statement for its 2012 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on February 13, 2012 , as updated by the Company’s proxy materials for the Special Meeting, contain information regarding (1) securities ownership of certain beneficial owners and management of the Company; (2) the business background and employment biographies of the Company’s current directors; and (3) certain other information required to be disclosed by applicable proxy rules. Reference is made the Company’s proxy statement s for this information.

SHAREHOLDER PROPOSALS TO BE PRESENTED
 AT THE COMPANY’S NEXT ANNUAL MEETING

The statements below are based on information contained in the Company’s proxy statement for  its 2012 Annual  Meeting of Shareholders .

Proposals to be Included in the Company’s Proxy Statement

A shareholder who wishes to have a proposal considered for inclusion in the Company’s proxy statement for action at the next annual meeting of shareholders must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934. The proposal must be in writing and be received by the Secretary of Qualstar at its principal place of business no later than October 19, 2012.

Advance Notice Procedures

If a shareholder desires to have a proposal acted upon at the next annual meeting of shareholders that is not included in the Company’s proxy statement in accordance with SEC Rule 14a-8, or if a shareholder desires to nominate someone for election to the Company’s Board of Directors, the shareholder must follow the procedures outlined in the Company’s bylaws. The Company’s bylaws provide that in order for a shareholder proposal to be considered at an annual meeting of shareholders, written notice of the proposal must be received by the Secretary of Qualstar generally not less than 60 days nor more than 90 days prior to the anniversary of the preceding year’s annual meeting of shareholders. The notice must contain information required by the Company’s bylaws, including a description of the proposal and any material interest of the shareholder relating to such proposal.

In order to nominate someone for election to the Company’s Board of Directors at an annual meeting of shareholders, written notice of the proposed nomination must be received by the Secretary of Qualstar not less than 60 days nor more than 90 days prior to the anniversary of the preceding year’s annual meeting of shareholders. The notice must contain information required by the Company’s bylaws regarding the shareholder and the nominee, as well as information required to be included in a proxy statement by SEC rules and regulations.

Accordingly, in order for a shareholder proposal or nomination to be considered at the next annual meeting of shareholders, a written notice of the proposal or the nomination, which includes the information required by the Company’s bylaws, must be received by the Secretary of Qualstar between December 21, 2012 and January 20, 2013.

A copy of the full text of the bylaw provisions containing the advance notice procedures described above may be obtained upon written request to the Secretary of Qualstar at its principal place of business.

VOTING AND PROXY PROCEDURES

Who is entitled to vote?

If the Company’s stock records show that you are a shareholder as of the close of business on the record date of May 23 , 2012, you are entitled to vote the Qualstar shares of the Company that you held on such date. Even if you sell your Qualstar shares after the record date for the Special Meeting, you will retain the right to execute a proxy in connection with the Special Meeting. Each outstanding share of common stock entitles its holder to cast one vote for each matter to be voted upon at the Special Meeting.

Can I attend the meeting?

All shareholders of record of the Company’s common stock at the close of business on May 23 , 2012 or their designated proxies are authorized to attend and vote at the Special Meeting. If your Qualstar shares are held of record by a broker, bank or other custodian, you will need to obtain a “legal proxy” form from your broker, bank or other custodian if you wish to vote at the Special Meeting.

What constitutes a quorum? How will abstentions and broker non-votes be counted?

The holders of a majority of the Company’s Qualstar shares outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum at the Special Meeting. We believe that the Company should treat abstentions as Qualstar shares that are present and entitled to vote for purposes of determining whether a quorum is present.

We expect that the Company will treat Qualstar shares as to which voting instructions are given as to at least one of the matters to be voted as being represented at the Special Meeting and that the Company will count these shares for purposes of determining whether a quorum is present, even if the holder of the proxy may not exercise discretionary voting power with respect to other matters and voting instructions have not been received from the beneficial owner (a “broker non-vote”). We expect that the Company will treat Qualstar shares as to which a proxy is submitted to us without instructions as represented at the Special Meeting and that the Company will count these shares for purposes of determining the presence of a quorum. If no instructions are given, our representatives will vote your Qualstar shares in favor of the election of the BKF Nominees and the other proposals included in this Proxy Statement.

What number of votes are required for the approval?

Approval of Proposal One requires the affirmative vote a majority of the outstanding shares of the Company entitled to vote. Approval of Proposal Two requires the approval of a majority of the shares represented and voting at the Special Meeting, assuming a quorum is present.  Approval of Proposal Three requires, with respect each BKF Nominee, a majority of the shares represented and voting at the Special Meeting, assuming a quorum is present. Accordingly, we anticipate that the Company will treat abstentions as having the effect of a vote against each of the Proposals, and broker non-votes as having the effect of a vote against Proposal One.

How do I vote?

Voting by proxy for holders of Qualstar shares registered in the name of a brokerage firm, bank or other custodian. If your Qualstar shares are held by a broker, bank or other custodian (i.e., in “street name”), only your broker, bank or other custodian can give a proxy with respect to your Qualstar shares. You should receive a proxy card from your broker, bank or other custodian which you must return in the envelope provided in order to have your Qualstar shares voted. Also, depending on your broker, bank or other custodian, you may be able to vote either by toll-free telephone or by the Internet. If you have not received a proxy card from your broker, bank or other custodian you may contact it directly to provide it with instructions on how you wish to vote. If you need assistance in dealing with your bank or broker, please contact Phoenix Advisory Partners at (877) 478-5038.

Voting by proxy for holders of Qualstar shares registered directly in the name of the shareholder. If you hold your Qualstar shares in your own name as a holder of record, you may vote your Qualstar shares by marking, signing, dating and mailing the GOLD proxy card in the postage-paid envelope that has been provided to you by BKF. To vote your Qualstar shares in accordance with your instructions at the Special Meeting, we must receive your proxy as soon as possible but, in any event, prior to the Special Meeting.

Vote in person. If you are a registered shareholder and attend the Special Meeting, you may vote in person by completing a ballot provided for this purpose at the meeting. You may also deliver your completed GOLD proxy card at the meeting to a representative of BKF. “Street name” shareholders who wish to vote at the Special Meeting will need to obtain a “legal proxy” form from the broker, bank or other custodian that holds their Qualstar shares of record and must bring that document to the Special Meeting in order to vote in person. If you need assistance, please contact Phoenix Advisory Partners at (877) 478-5038.

What should I do if I receive a proxy card which is not GOLD?

If you submit a proxy to us by signing and returning the enclosed GOLD proxy card, do NOT sign or return the white proxy card or follow any voting instructions provided by the Company’s board of directors unless you intend to change your vote, because only your latest-dated proxy will be counted.

Can I revoke my proxy instructions?

You may revoke your proxy at any time before it has been exercised by:

●	submitting a written revocation with the Corporate Secretary of the Company;

●	executing and presenting to the Special Meeting a subsequent proxy; or

●	attending and voting in person at the Special Meeting as described above under “How do I vote? – Vote in person.”

Any shareholder of record as of the record date of the Special Meeting attending the Special Meeting may vote in person whether or not a proxy has been previously given, but the presence (without further action) of a shareholder at the Special Meeting will NOT constitute revocation of a previously given proxy.

If you choose to revoke a proxy by giving written notice to the Corporate Secretary of the Company, we would appreciate if you would assist us in representing the interests of shareholders on an informed basis by sending us a copy of your revocation or proxy or by calling Phoenix Advisory Partners at (877) 478-5038. Banks and brokers may call collect at (212) 493-3910. Remember, the dates contained on the proxy presumptively determine the order of execution, regardless of the postmark dates.

Will other matters be voted on at the Special Meeting?

We are not now aware of any matters to be presented at the Special Meeting other than the election of BKF’s Nominees and the other proposals contained in this Proxy Statement. If any other matters not described in this Proxy Statement are properly presented at the Special Meeting, proxies will be voted in accordance with the best judgment of the proxy holders.

If I plan to attend the Special Meeting, should I still submit a proxy?

Whether you plan to attend the Special Meeting or not, we urge you to submit a proxy. Returning the enclosed GOLD proxy card will not affect your right to attend the Special Meeting.

How will my Qualstar shares be voted?

If you give a proxy on the accompanying GOLD proxy card, your Qualstar shares will be voted as you direct. If you submit a proxy to us without instructions, our representatives will vote your Qualstar shares in favor of the election of BKF’s Nominees and the other proposals contained in this proxy statement. Submitting a GOLD proxy card will entitle our representatives to vote your Qualstar shares in accordance with their discretion on matters not described in this Proxy Statement that may arise at the Special Meeting. Unless a proxy specifies otherwise, it will be presumed to relate to all Qualstar shares held of record on the record date for the Special Meeting by the person who submitted it.

How can I receive more information?

If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call Phoenix Advisory Partners at (877) 478-5038. Banks and brokers may call collect at (212) 493-3910.

YOUR VOTE IS IMPORTANT. NO MATTER HOW MANY OR HOW FEW COMMON SHARES YOU OWN, PLEASE VOTE TO ELECT BKF’S NOMINEES AND IN FAVOR OF THE OTHER PROPOSALS CONTAINED IN THIS PROXY STATEMENT BY MARKING, SIGNING, DATING AND MAILING THE ENCLOSED GOLD PROXY CARD PROMPTLY.

BKF Capital Group,  Inc.

Greg S. Heller

[__], 2012

Annex A

TRANSACTIONS IN SECURITIES OF QUALSTAR
DURING THE PAST TWO YEARS

The following tables set forth information with respect to all purchases and sales of common stock of the Company beneficially owned by BKF Capital Group, Inc. and Steven N. Bronson during each of the past two years.

Transactions – BKF Capital Group, Inc.

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share

12/17/2010	Common Stock, no par value	1,500,000	$1.55

12/31/2010	Common Stock, no par value	5,700	$1.65

4/14/2011	Common Stock, no par value	10,000	$1.79

7/7/2011	Common Stock, no par value	5,000	$1.83

7/7/2011	Common Stock, no par value	3,000	$1.83

7/12/2011	Common Stock, no par value	1,000	$1.78

8/8/2011	Common Stock, no par value	19,259	$1.66

8/9/2011	Common Stock, no par value	15,480	$1.65

8/12/2011	Common Stock, no par value	1,000	$1.66

8/15/2011	Common Stock, no par value	5,000	$1.68

8/22/2011	Common Stock, no par value	6,000	$1.70

8/23/2011	Common Stock, no par value	800	$1.68

8/24/2011	Common Stock, no par value	6,400	$1.70

8/25/2011	Common Stock, no par value	2,000	$1.70

8/26/2011	Common Stock, no par value	4,000	$1.70

8/31/2011	Common Stock, no par value	5,443	$1.73

9/1/2011	Common Stock, no par value	5,300	$1.82

9/8/2011	Common Stock, no par value	3,360	$1.90

9/9/2011	Common Stock, no par value	19,040	$1.90

9/13/2011	Common Stock, no par value	1,500	$1.92

9/16/2011	Common Stock, no par value	500	$1.90

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share

9/19/2011	Common Stock, no par value	1,004	$1.90

9/20/2011	Common Stock, no par value	462	$1.93

9/21/2011	Common Stock, no par value	6,300	$1.92

9/22/2011	Common Stock, no par value	14,100	$1.90

9/26/2011	Common Stock, no par value	1,644	$1.95

9/27/2011	Common Stock, no par value	2,300	$1.98

9/28/2011	Common Stock, no par value	1,400	$1.98

9/29/2011	Common Stock, no par value	300	$1.98

9/30/2011	Common Stock, no par value	6,600	$1.95

10/3/2011	Common Stock, no par value	6,657	$1.96

10/12/2011	Common Stock, no par value	2,400	$1.96

10/13/2011	Common Stock, no par value	105	$1.97

11/10/2011	Common Stock, no par value	397	$1.87

11/14/2011	Common Stock, no par value	1,600	$1.89

11/15/2011	Common Stock, no par value	596	$1.88

11/17/2011	Common Stock, no par value	1,500	$1.88

11/18/2011	Common Stock, no par value	8,600	$1.87

11/21/2011	Common Stock, no par value	100	$1.84

11/22/2011	Common Stock, no par value	2,415	$1.81

11/23/2011	Common Stock, no par value	600	$1.80

11/25/2011	Common Stock, no par value	550	$1.79

11/29/2011	Common Stock, no par value	5,000	$1.82

11/30/2011	Common Stock, no par value	15,720	$1.82

12/13/2011	Common Stock, no par value	18,221	$1.81

12/14/2011	Common Stock, no par value	188	$1.80

12/15/2011	Common Stock, no par value	3,972	$1.80

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share

12/20/2011	Common Stock, no par value	1,200	$1.83

12/21/2011	Common Stock, no par value	1,840	$1.82

12/22/2011	Common Stock, no par value	200	$1.81

12/23/2011	Common Stock, no par value	5,050	$1.84

12/27/2011	Common Stock, no par value	10,200	$1.90

12/28/2011	Common Stock, no par value	5,085	$1.90

12/28/2011	Common Stock, no par value	1,097	$1.88

12/29/2011	Common Stock, no par value	379	$1.90

12/30/2011	Common Stock, no par value	10,065	$1.90

12/30/2011	Common Stock, no par value	1,008	$1.88

1/5/2012	Common Stock, no par value	305	$1.88

1/6/2012	Common Stock, no par value	800	$1.86

1/9/2012	Common Stock, no par value	100	$1.86

1/11/2012	Common Stock, no par value	6,875	$1.86

1/17/2012	Common Stock, no par value	525	$1.84

1/19/2012	Common Stock, no par value	1,848	$1.85

1/20/2012	Common Stock, no par value	7,448	$1.89

1/24/2012	Common Stock, no par value	6,140	$1.90

1/25/2012	Common Stock, no par value	1,700	$1.90

1/26/2012	Common Stock, no par value	8,300	$1.90

1/31/2012	Common Stock, no par value	10,000	$1.90

2/1/2012	Common Stock, no par value	17,100	$1.81

2/10/2012	Common Stock, no par value	6,400	$1.81

2/13/2012	Common Stock, no par value	3,900	$1.81

2/14/2012	Common Stock, no par value	1,600	$1.81

2/16/2012	Common Stock, no par value	10,622	$1.81

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share

2/17/2012	Common Stock, no par value	13,291	$1.80

3/2/2012	Common Stock, no par value	10,244	$1.88

3/5/2012	Common Stock, no par value	4,256	$1.90

3/6/2012	Common Stock, no par value	15,744	$1.89

3/7/2012	Common Stock, no par value	1,639	$1.87

3/8/2012	Common Stock, no par value	8,361	$1.87

3/9/2012	Common Stock, no par value	2,200	$1.87

3/19/2012	Common Stock, no par value	1,352	$1.85

3/20/2012	Common Stock, no par value	18,020	$1.85

3/21/2012	Common Stock, no par value	1,213	$1.85

3/22/2012	Common Stock, no par value	1,300	$1.85

3/28/2012	Common Stock, no par value	19,400	$1.83

3/29/2012	Common Stock, no par value	10,000	$1.83

3/30/2012	Common Stock, no par value	10,000	$1.85

4/2/2012	Common Stock, no par value	200	$1.90

4/5/2012	Common Stock, no par value	22,400	$1.93

4/9/2012	Common Stock, no par value	1,000	$1.92

4/25/2012	Common Stock, no par value	2,866	$1.92

4/27/2012	Common Stock, no par value	400	$1.93

4/30/2012	Common Stock, no par value	4,600	$1.92

5/2/2012	Common Stock, no par value	100	$1.93

5/3/2012	Common Stock, no par value	43,000	$1.99

5/4/2012	Common Stock, no par value	500	$1.93

5/7/2012	Common Stock, no par value	6,050	$1.95

5/8/2012	Common Stock, no par value	10,450	$1.94

5/9/2012	Common Stock, no par value	14,470	$1.95

5/21/2012	Common Stock, no par value	169,164	$1.97

Transactions – BA Value Fund (Steven N. Bronson)

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share

10/26/2010	Common Stock, no par value	9,400	$1.60

11/5/2010	Common Stock, no par value	35,000	$1.61

11/12/2010	Common Stock, no par value	13,300	$1.60

PRELIMINARY COPY – SUBJECT TO COMPLETION

Form of Proxy Solicited

 PLEASE DETACH PROXY CARD AND RETURN IN THE ENVELOPE PROVIDED

QUALSTAR  CORPORATION

SPECIAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF

BKF CAPITAL GROUP, INC. and STEVEN N. BRONSON

THE BOARD OF DIRECTORS OF QUALSTAR CORPORATION IS NOT SOLICITING THIS PROXY

The undersigned appoints Steven N. Bronson and Greg S. Heller, and each of them, attorneys and agents with full power of substitution, to vote all shares of common stock of Qualstar Corporation (“Qualstar” or the “Company”) which the undersigned would be entitled to vote if personally present at the Special Meeting  of Shareholders of the Company scheduled to be held at  the Company’s headquarters located at 3990-B Heritage Oak Court, Simi Valley, California 93063  on Wednesday, June 20, 2012 at  10:00 a.m., PDT, and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Special Meeting”).

G O L D P R O X Y
The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Special Meeting that are unknown to BKF Capital Group, Inc. a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED FOR EACH OF PROPOSAL 1, PROPOSAL 2, AND PROPOSAL 3.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Special Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!
(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

PRELIMINARY COPY – SUBJECT TO COMPLETION

PLEASE DETACH PROXY CARD AND RETURN IN THE ENVELOPE PROVIDED
X

Please mark your votes as in this example using dark ink only. BKF CAPITAL GROUP, INC. RECOMMENDS THAT SHAREHOLDERS VOTE FOR EACH OF PROPOSALS NO. 1, NO. 2 AND NO. 3.

Proposal No. 1:				Proposal No. 3 – BKF’s Proposal to Elect five Nominees to serve as directors
	FOR	AGAINST	ABSTAIN
Removal of all of the Company’s directors serving at the time of the Special Meeting	☐	☐	☐		FOR	AGAINST	WITHHOLD
Nominees:

				a. Steven N. Bronson	☐	☐	☐

Proposal No. 2:				b. Edward J. Fred	☐	☐	☐
	FOR	AGAINST	ABSTAIN
Fix the size of the Board of Directors at five directors, until changed in accordance with the Bylaws	☐	☐	☐	c. Sean M. Leder	☐	☐	☐

				d. David J. Wolenski	☐	☐	☐

				e. Peter Yu	☐	☐	☐

Date _________________________, 2012

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC. SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.